Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com

Tenaris Restates Carrying Value of Usiminas Investment

Luxembourg, May 18, 2015 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (the “Company”) has revised its value in use calculation for its investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) and will restate its financial statements to reduce the carrying amount of the Usiminas investment to USD122 million as of September 30, 2014.  As a result of this restatement, the financial statements at December 31, 2014 and March 15, 2015 will also be restated to reflect the lower carrying value of the Usiminas investment. Tenaris’s cash flows are not affected.

These actions follow the conclusion of previously disclosed discussions with the Staff of the U.S. Securities and Exchange Commission regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods.  The Staff had requested information regarding Tenaris’s value in use calculations and the differences between the value in use carrying amounts and certain fair value indicators, including in particular the purchase price of BRL12 (approximately USD4.8) per share which the Company’s affiliate Ternium S.A. paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from Caixa de Previdência dos Funcionários do Banco do Brazil – PREVI (“PREVI”).  In connection with these discussions, the Company revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 in light of the Staff’s comment that the PREVI transaction price provided objective evidence of the value of the Usiminas investment. The restated carrying value as of September 30, 2014 has been revised to reflect a per share value equal to the PREVI transaction price.

The expected impact of this restatement on the Company’s previously issued financial statements will be as follows:

CONSOLIDATED INCOME STATEMENT
(all amounts in millions of U.S. dollars, unless otherwise stated)	Nine-month period ended September 30, 2014			Year ended December 31, 2014			Three-month period ended March 31, 2015
	Issued	Adj.	Restated	Issued	Adj.	Restated	Issued	Adj.	Restated
Equity in earnings (losses) of non-consolidated companies	43	(236)	(193)	20	(185)	(165)	(25)	33	8
Income for the period	1,171	(236)	935	1,366	(185)	1,181	221	33	254
Income for the period attributable to owners of the parent	1,148	(236)	912	1,343	(185)	1,159	222	33	255
Earnings per share (U.S. dollars per share)	0.97	(0.20)	0.77	1.14	(0.16)	0.98	0.19	0.03	0.22

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(all amounts in USD millions)	At September 30, 2014			At December 31, 2014			At March 31, 2015
	Issued	Adj.	Restated	Issued	Adj.	Restated	Issued	Adj.	Restated
Investments in non-consolidated companies	893	(236)	657	809	(165)	644	719	(104)	615
Total assets	17,031	(236)	16,795	16,676	(165)	16,511	16,676	(104)	16,572
Capital and reserves attributable to owners of the parent	12,923	(236)	12,686	12,819	(165)	12,654	12,796	(104)	12,692
Total equity	13,077	(236)	12,840	12,971	(165)	12,806	12,947	(104)	12,843

The following chart shows the Company’s carrying values of the Usiminas investment on a per-share basis, compared to the book value resulting from Usiminas’ financial statements under IFRS and the quoted market price of the Usiminas ordinary shares, at each of September 30 and December 31, 2014, and March 31, 2015:

Amounts in USD/Share	Tenaris’s issued carrying value	Tenaris’s restated carrying value	Usiminas book value	Quoted market price
September 30, 2014	11.3	4.9	7.0	2.7
December 31, 2014	8.4	4.4	6.4	4.6
March 31, 2015	6.1	3.6	5.2	6.7

The Company will file its Annual Report on Form 20-F for the year ended December 31, 2014 as soon as practicable upon the issuance of its restated financial statements and the completion of the audit of such financial statements by its registered public accounting firm, PricewaterhouseCoopers, Société Cooperative. The Company also expects that its revision of the carrying value of the Usiminas investment will be treated as a material weakness in its internal control over financial reporting. It is currently expected that the filing of the Form 20-F will occur on or before June 1, 2015.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.